EXHIBIT 99.1

Forward Pharma Provides Update on the Decision of the Federal Circuit in its Appeal of the U.S. Patent Interference

  The U.S. Court of Appeals for the Federal Circuit has affirmed the decision of the Patent Trial and Appeal Board in the U.S. patent interference proceeding
  The appeal of the European EP2801355 patent opposition continues
  Forward expects to reduce operating expenses to match the current situation

COPENHAGEN, Denmark, Oct. 24, 2018 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ: FWP) (“Forward” or the “Company”) today announced that the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) has affirmed the decision of the Patent Trial and Appeal Board (the “PTAB”) in the interference proceeding (the “Interference”) between Forward’s U.S. Patent Application No. 11/576,871 (the “’871 application”) and an issued Biogen patent.

“We are disappointed with the Federal Circuit’s decision to affirm the decision of the PTAB.  As we have indicated throughout the appeal process, under the Settlement and License Agreement with Biogen, a positive outcome from the Interference after exhaustion of all appeals is among the conditions that must be satisfied for future royalties from the net sales of Tecfidera® in the United States to be payable to Forward,” said Dr. Claus Bo Svendsen, Chief Executive Officer of Forward.

Forward is currently considering its options and response to the decision. The appeal of the decision in the European EP2801355 patent opposition is progressing as planned and Forward continues to explore opportunities for cost optimisation to match the focused strategy.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187®, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 Opposition Proceedings, including any appeal thereto.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on the Nasdaq Stock Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Publicly available information from the U.S. Court of Appeals for the Federal Circuit can be located at https://ecf.cafc.uscourts.gov/ and https://cafc.uscourts.gov/.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

Solebury Trout
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the satisfaction of certain conditions in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceedings after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 patent European Opposition Proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2017. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.